

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

December 2, 2010

Mr. Russell Greenberg
Executive VP, CFO and Principal Accounting Officer
Inter Parfums, Inc.
551 Fifth Avenue
New York, NY 10176

RE: Inter Parfums, Inc.
Form 10-K for the Fiscal Year ended December 31, 2009
Forms 10-Q for the Fiscal Quarters ended March 31, 2010, June 30, 2010 and September 30, 2010
File No. 0-16469

Dear Mr. Greenberg:

We have reviewed your response letter dated November 23, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 14 – Exhibits, Financial Statement Schedules, page 82

Consolidated Financial Statements and Schedule, page F-1

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive
Income, page F-5

2. We have reviewed your response to prior comment 3 from our letter dated
    November 9, 2010. It appears that the amounts for derivatives and
    reclassification from OCI into earnings in the comprehensive income attributable
    to noncontrolling interests section in Exhibit A are reversed. Please revise or
    advise.

3. We have reviewed your response to prior comment 4 from our letter dated
    November 9, 2010. With regards to this reclassification, please ensure that you
    provide the disclosures required by FASB ASC 250-10-50-7. Please also disclose
    the impact on accumulated other comprehensive income and the noncontrolling
    interest balance sheet line item.

Consolidated Statements of Cash Flows, page F-6

4. We have reviewed your response to prior comment 6 from our letter dated
    November 9, 2010. With regards to this reclassification, please ensure that you
    provide the disclosures required by FASB ASC 250-10-50-7.

*   *   *   *

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his
absence, the undersigned, at (202) 551-3769 if you have questions regarding these
comments.

Sincerely,

Rufus Decker
Accounting Branch Chief